UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the Transition Period From                to
Commission File Number 1-8520
A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
TERRA INDUSTRIES INC.
TERRA CENTRE
600 FOURTH STREET
P.O. BOX 6000
SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION
Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Pages
(a) Financial Statements

Reports of Independent Registered Public Accounting Firms	1-2
Statements of Net Assets Available for Benefits at December 31, 2006 and 2005	3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	4
Notes to Financial Statements	5-8

(b) Supplemental Schedules

Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2006	9

(c) Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm	11

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm	12

(d) Signatures

Signatures	10
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of and
Administrator of the
Terra Industries Inc. Employees’ Savings and Investment Plan
We have audited the accompanying statement of net assets available for benefits of the Terra Industries Inc. Employees’ Savings and Investment Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Terra Industries Inc. Employees’ Savings and Investment Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 28, 2006, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Terra Industries Inc. Employees’ Savings and Investment Plan as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the 2006 basic financial statements taken as a whole. The 2006 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2006 basic financial statements taken as a whole.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the retroactive application of Financial Accounting Standard Board Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP AAG-INV and SOP 94-4-1) to the December 31, 2005 Statement of Net Assets Available for Benefits. In our opinion, the retroactive application of FSP AAG-INV and SOP 94-4-1 is fairly stated in all material respects.
Brown Smith Wallace, L.L.C.
Saint Louis, Missouri
June 26, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants of and
Administrator of the
Terra Industries, Inc. Employees’ Savings and Investment Plan
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note E to the financial statements, the statement of net assets available for benefits of the Terra Industries, Inc. Employees’ Savings and Investment Plan (the “Plan”) as of December 31, 2005 and the related statements of changes in net assets available for benefits for the years then ended (the 2005 financial statements before the effects of the adjustments discussed in Note E to the financial statements are not presented herein). These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such 2005 financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note E to the financial statements, present fairly, in all material respects, the statements of net assets available for benefits of the Plan as of December 31, 2005, and the related statements of changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note E to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.
DELOITTE & TOUCHE LLP
Omaha, Nebraska
June 28, 2006

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
(See Independent Auditors’ Reports)

	2006	2005
ASSETS:
Investments, at fair value (Note E)	$127,615,992	$114,179,015

Receivables:
Securities sold	767,385	562,281

Total assets	128,383,377	114,741,296

LIABILITIES:
Securities purchased	(171,195)	(13,550)

Net assets available for benefits, at fair value	$128,212,182	$114,727,746

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	561,011	409,627

NET ASSETS AVAILABLE FOR BENEFITS	$128,773,193	$115,137,373

See accompanying notes to the financial statements

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(See Independent Auditors’ Reports)

	2006	2005
Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$1,084,081	$738,923
Net appreciation (depreciation) in fair value of investments	20,631,228	(1,492,696)

Total investment income (loss)	21,715,309	(753,773)

Contributions:
Employer	1,776,174	1,772,262
Participant	4,113,047	2,737,894

Total contributions	5,889,221	4,510,156

Transfers in from merged plan (Note A)	—	51,503,850

Total	27,604,530	55,260,233

Deductions from net assets attributed to:
Benefit payments	13,852,723	16,386,342
Administrative expenses	115,987	82,715

Total deductions	13,968,710	16,469,057

Net increase	13,635,820	38,791,176

Net assets available for benefits:
Beginning of year	115,137,373	76,346,197

End of year	$128,773,193	$115,137,373

See accompanying notes to the financial statements

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(See Independent Auditors’ Reports)
A.	DESCRIPTION OF PLAN

The following description of the Terra Industries Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information only. Participants should refer to the Plan Document for more complete information.

General – The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (“Terra”) and eligible subsidiaries and affiliates (collectively, the “Company”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and is administered by the Benefits Committee (the “Committee”) of the Company.

Participation – All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter. Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Contributions – Each year participants may contribute a maximum before-tax and after-tax combined deferral of 25% as defined by the Plan, subject to certain Internal Revenue Code limitations. Participants direct their contributions into various investment options offered by the Plan. Effective January 1, 2005, highly compensated employees were not eligible to make after-tax contributions.

The Company contributes a matching amount determined by its Board of Directors, equal to 100% of the participants’ contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Prior to January 1, 2006, employer contributions for participants not fully vested in the Plan were automatically invested in the Terra Industries Inc. Common Stock Fund. The Plan was amended effective January 1, 2005 so that all employees with at least one hour of service on or after January 1, 2005 are fully vested in employer matching contribution balances and all employer matching contributions could be invested in any of the Plan’s investment options at the participant’s discretion.

Employees hired on or after July 1, 2003, employees rehired on or after August 1, 2003, and employees who selected the one-time irrevocable election to stop accruing benefits under the Terra Industries Inc. Employees’ Retirement Plan in exchange for future non-elective contributions receive non-elective contributions from Terra of 3.2% of eligible earnings. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Non-elective employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund. Effective January 1, 2006 the Plan was amended to state that non- elective contributions shall not be automatically invested in the Employer stock fund, but instead shall be invested under the same direction as a Participant’s Pre-tax Savings Account, After-Tax Contribution Account, Employer Matching Contributions Account and Rollover Account, regardless of whether or not the participant is fully vested.

The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2006 or 2005. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $18,434 and $16,562 in 2006 and 2005, respectively.

Vesting – Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. Effective January 1, 2005, the Plan was amended so that employer matching contributions vest at 100% for participants with at least one hour of service on or after January 1, 2005. Employer non-elective contributions continue to vest ratably over five years of service.

Participant Loans – Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2006, interest rates on outstanding loans ranged from 6% to 11%. Principal and interest is paid ratably through payroll deductions. Participant loans totaled $2,881,060 and $3,180,943 for the years ended December 31, 2006 and 2005, respectively.

Payment of Benefits – Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability. Benefits are recorded when paid.

Plan Mergers – Effective June 30, 2005, net assets totaling $51,503,850 were transferred to and merged into the Plan from the Mississippi Chemical Corporation Thrift Plan Plus (the “MCC Plan”). Participants in the MCC Plan on June 30, 2005 became full participants in the Plan effective July 1, 2005.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The Plans’ investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Terra Industries Inc. common stock fund is valued at its year-end closing price (comprised of year-end quoted market price plus uninvested cash). Common collective trusts are valued at fair value as determined by the trustee based on the underlying assets of the trust. Participant loans are valued at cost, which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Investment transactions are recognized on a trade-date basis.

Benefits Payable – The Plan’s policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2006 and 2005.

Administrative Expenses – Administrative expenses are comprised of charges relating to routine services provided by the Plan’s trustee and recordkeeping agent and fees associated with the annual audit of the Plan’s financial statements. Administrative expenses are charged directly to related investment funds.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

C.	PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

D.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

E.	INVESTMENTS

As described in Financial Standards Board Staff Position, FSB AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits retroactively presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

The Plan’s investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2006	2005
Investments at Fair Value as Determined by Quoted Market Price

Terra Industries Inc. Common Stock Fund	$14,633,864	$9,233,610

Mutual Funds:
Dodge & Cox Stock Fund	11,759,805	10,173,331
American Funds Growth Fund of America	15,754,093	14,979,746
Vanguard Wellington Fund	10,890,801	9,572,099
ABN AMRO Mid Cap	9,534,122	8,627,756

Investments at Contract Value

Wells Fargo Collective Stable Return Fund	29,174,520	29,253,462
Wells Fargo Collective/BGI S&P 500 Index High Balance	8,697,467	8,849,956
During 2006 and 2005, the Plan’s investments, including investments bought, sold and held during the year, appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2006	2005
Net appreciation (depreciation) in fair value of investments:
Investments at Fair Value as Determined by Quoted Market Price
Terra Industries Common Stock Fund	$ 9,163,783	$(5,912,654)
Mutual funds	8,270,231	2,893,472

Net change in fair value	17,434,014	(3,019,182)

Investments at Contract Value
Common collective trusts	3,197,214	1,526,486

Net (depreciation) appreciation in fair value of investments	$20,631,228	$(1,492,696)

F.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Terra Industries Inc. Common Stock Fund which holds 1,221,384 shares of Terra Industries Inc. Common Stock with a fair value of $14,633,864 and 435,827 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $435,827 at December 31, 2006. At December 31, 2005 it held 1,648,859 shares of Terra Industries Inc. Common Stock with a fair value of $9,233,610 and 245,142 shares of Wells Fargo Short Term Investment plus accrued interest with a fair value of $245,802. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

TERRA INDUSTRIES INC.
EMPLOYEES’ SAVINGS AND INVESTMENT PLAN
PN 333
EIN #52-1145429
SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
‘DECEMBER 31, 2006
(See Independent Auditors’ Reports)

Column B	Column C	Column E
	Description of investment including
Identity of issue, borrower,	collateral, rate of interest, maturity date,	Current
lessor or similar party	par or maturity value	Value
Common collective trusts:
*Wells Fargo	Collective Stable Return - 714,606.366 shares	$29,174,520
*Wells Fargo	Collective/BGI Interm Government/Credit Bond Index - 49,591.349 shares	877,271
*Wells Fargo	Bond Index Fund - 83,794.319 shares	849,638
*Wells Fargo	International Equity Index Fund G - 51,234.499 shares	763,906
*Wells Fargo	Large Cap Growth Index Fund G - 81,187.856 shares	669,800
*Wells Fargo	Large Cap Value Index Fund G - 102,771.748 shares	1,445,998
*Wells Fargo	Russell 2000 Index Fund G - 11,399.451 shares	180,567
*Wells Fargo	Collective/BGI S&P 500 Index High Balance - 141,791.119 shares	8,697,467
*Wells Fargo	Short Term Investment Fund - 435,827.210 shares	435,827

Mutual funds:
PIMCO Funds	Total Return Fund - 252,014.578 shares	2,625,418
American Funds	Growth Fund of America - 482,366.584 shares	15,754,093
Vanguard	Vanguard Wellington - 335,824.882 shares	10,890,801
Lord Abbett	Mid-Cap Value - 199,612.533 shares	4,471,321
Dodge & Cox	Stock Fund - 76,631.075 shares	11,759,805
Davis	New York Venture - 19,489.661 shares	750,742
American Funds	Europacific Growth - 139,626.757 shares	6,420,038
ABN AMRO	Mid Cap - 352,723.724 shares	9,534,122
*Wells Fargo	Small Cap Opportunities - 157,483.698 shares	5,360,745

Common stock:
*Terra Industries Inc.	Common stock - 1,221,384 shares	14,633,864

Loans:
*Loans to Participants	Principal balance of $2,881,060 bearing interest rates ranging
	from 6.25% to 11% and maturing from January 2006
	to June 2035	2,881,060

		$128,177,003

*	Party-In-Interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
TERRA INDUSTRIES INC. EMPLOYEES’
SAVINGS AND INVESTMENT PLAN

Date: June 29, 2007	By:	/s/ Francis G. Meyer
Francis G. Meyer,
Senior Vice President and Chief Financial Officer